UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of April, 2005

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Result of AGM


Results of Annual General Meeting

Pearson plc held its annual general meeting for shareholders earlier today. All resolutions were put to the meeting and approved on a show of hands.

Full details of the resolutions passed as special business have today been submitted to the UK Listing Authority for publication through the Listing Authority's Document and Viewing Facility.

The audited proxy position at the close of books at midday on Wednesday, 27 April 2005 is set out below. The number of 25p ordinary shares in issue at that date was 803,667,028.


Resolution     Description                 For and          Against      Abstain
                                           Discretionary

Resolution 1   To receive the 2004         458,217,517    1,465,428    7,241,833
               report and accounts

Resolution 2   To declare a final          466,683,744       96,590      144,444
               dividend

Resolution 3   To re-elect Marjorie        460,964,755    3,625,535    2,334,488
               Scardino

Resolution 4   To re-elect Rona            461,207,027    3,711,650    2,006,101
               Fairhead

Resolution 5   To re-elect Patrick         463,927,150    1,302,143    1,695,485
               Cescau

Resolution 6   To re-elect Reuben Mark     451,399,139    4,352,624   11,173,015

Resolution 7   To re-elect Vernon          464,780,391    1,820,216      324,171
               Sankey

Resolution 8   To reappoint Susan          465,330,109    1,273,810      320,859
               Fuhrman

Resolution 9   To approve the report on    433,810,161   16,081,824   17,032,793
               directors' remuneration

Resolution 10  To reappoint the            459,547,240    2,942,231    4,435,307
               auditors

Resolution 11  To determine the            464,792,636    1,707,146      424,996
               remuneration of the
               auditors

Resolution 12  To authorise the company    453,078,524   11,806,996    2,039,258
               to allot ordinary
               shares

Resolution 13  To increase the             465,667,944      760,215      496,619
               authorised share
               capital

Resolution 14  To waive the pre-emption    457,477,417    8,905,145      542,216
               rights

Resolution 15  To authorise the company    466,248,378      319,675      356,725
               to purchase its own
               shares

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 29 April, 2005

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary